

16012197

UNITEDSTATES
ES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8- 45442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 1, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Safeguard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6060 Parkland Blvd., Suite 200
(No. and Street)

Mayfield Heights	OH	44124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter L. Mooney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Safeguard Securities, Inc, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINDA K. KONOPINSKI
Notary Public, State of Ohio
Recorded in Cuyahoga County
My Comm. Expires May 3, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAFEGUARD SECURITIES, INC.

DECEMBER 31, 2015

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Safeguard Securities, Inc.
Beachwood, Ohio

We have audited the accompanying statements financial condition of Safeguard Securities, Inc. (an Ohio corporation), as of December 31, 2015, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Safeguard Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Safeguard Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Independent Member
BKR
INTERNATIONAL
Firms In Principal Cities Worldwide

The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Safeguard Securities, Inc.'s financial statements. The supplemental information is the responsibility of Safeguard Securities, Inc.'s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240-17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 17, 2016

SAFEGUARD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets		
Cash and cash equivalents	$ 60,857	
Prepaid expenses	12,444	
Marketable securities - trading securities	8,266	
Accounts receivable	259,014	
Goodwill	27,500	
		$ 368,081

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable	$ 14,316	
Accrued expenses	45,700	
Income taxes payable	3,908	$ 63,924
Shareholder's Equity		
Common stock, no par value, 1,000 shares authorized 258 shares issued and outstanding	52,500	
Retained earnings	251,657	304,157
		$ 368,081

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2015

Revenue		
Fee based revenues	$ 81,743	
Commissions	265,894	
Mutual fund fees	97,738	
Insurance commissions	1,183,914	
RIA fees	806,708	
Other revenue	1,974	$ 2,437,971
Expenses		
Commissions	1,029,644	
Payroll and related expenses	1,008,886	
Consulting and professional fees	13,443	
Clearing expenses	75,116	
Rent and utilities	56,360	
Insurance	70,758	
Office expenses	14,101	
Net loss on marketable securities	446	
Other expenses	83,724	2,352,478
Operating Income		85,493
Other Income/Expenses		
Interest income		530
Net Income Before Provision For Income Taxes		86,023
Provision For Income Taxes		21,876
Net Income		$ 64,147

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
DECEMBER 31, 2015

	Common Stock	Retained Earnings	Total
December 31, 2014	$ 52,500	$ 239,110	$ 291,610
Dividend Paid		(51,600)	$ (51,600)
Net income		64,147	64,147
December 31, 2015	$ 52,500	$ 251,657	$ 304,157

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2015

Cash Flows From Operating Activities	
Net income	$ 64,147
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized gains on marketable securities	294
Increase (decrease) in cash from changes in operating activities:	
(Increase) decrease in accounts receivable	(46,705)
(Increase) decrease in prepaid expenses	(5,923)
Increase (decrease) in accounts payable	(59,508)
Increase (decrease) in accrued expenses	8,140
Net Cash Used In Operating Activities	(39,555)
Cash Flows From Financing Activities	
Dividends paid	(51,600)
Net Cash Used In Financing Activities	(51,600)
Net Increase (Decrease) in Cash	(91,155)
Cash at Beginning of Year	152,012
Cash at End of Year	$ 60,857
Supplemental Disclosure of Cash Flow Information	
Interest paid	$ 530
Income taxes paid	$ 17,910

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - ORGANIZATION

Safeguard Securities, Inc. (the Company), a wholly-owned subsidiary of Source Companies, LLC (the Parent), is a fully-disclosed broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) specializing in selling investment securities and is registered in various states.

The Company's current activities include participating in an execution and clearing agreement with an introducing clearing firm, the purchasing and redeeming of mutual funds and variable life insurance and annuities for customers, and investment management services. In many cases orders with the mutual funds and/or life insurance companies are placed in the customers' names, the shares or units are held by the funds' or insurance company's custodians, and the Company's only financial involvement is through receipt of commission checks from the mutual fund or insurance company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is taxed as a C corporation and required to pay federal corporate income taxes on its taxable income.

The provision for income taxes at December 31, 2015 is comprised of the following:

Current	$ 21,876
Deferred	0
	$ 21,876

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The financial statements reflect only the Company's tax positions that meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. The Company did not recognize any interest or penalties on uncertain tax positions on the balance sheet for the period ended December 31, 2015. Company management has determined that no reasonably possible changes will be made over the next 12 months regarding their tax positions. Reporting periods ending after December 31, 2012 are subject to examination by major taxing authorities.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at December 31, 2015, are cash and money market funds.

Marketable Securities - Trading Securities

Marketable securities are trading securities carried at market value with unrealized gains and losses reported in operations in the year in which they occur. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for itself for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that these other broker-dealers or counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of these other broker-dealers or counterparties. It is the Company's policy to review, as necessary, the credit standing of these various relationships.

Accounts Receivable

The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts was $0 at December 31, 2015.

SAFEGUARD SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the entity's carrying value is greater than its fair value. At December 31, 2015, the Company determined that fair value of the goodwill was greater than its carrying value. Accordingly, no impairment was recorded for the year ended December 31, 2015.

NOTE 3 - FAIR VALUE

Generally Accepted Accounting Principles define fair value, establish a framework for measuring, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Generally Accepted Accounting Principles, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2015, marketable securities owned by the Company represented mutual funds at market value and are classified as Level 1 securities. Shares of stock in Ancora Income Fund Class D (a fund of Ancora Trust which is managed by Ancora Advisors, LLC, an entity that is under common control with the parent of the Company) comprised 100% of the Company's total investments at December 31, 2015. The securities are valued as follows:

Cost	$ 10,000
Unrealized loss	(1,734)
Fair market value	$ 8,266

Unrealized gains of $294 are included in net gain on marketable securities for the year ended December 31, 2015.

SAFEGUARD SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into a formal expense sharing agreement with the Parent and The Ancora Group, Inc. The agreement provides that certain non-regulatory expenses, such as salaries, rent and utilities, be paid by the Parent and The Ancora Group, Inc. on behalf of the Company. Amounts are paid to the Parent and The Ancora Group, Inc. to reimburse these expenses and totaled approximately $104,966 per month. Included in accounts payable at December 31, 2015 is $722.

The Company has an execution and clearing agreement with America Northcoast Securities, Inc., an entity deemed an affiliate through common ownership. Fees were paid under this agreement in the amount of $75,116 for the year ended December 31, 2015.

NOTE 5 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, Safeguard Securities, Inc. had net capital of $37,685 which was $32,685 in excess of its required net capital of $5,000. Safeguard Securities, Inc.'s ratio of aggregate indebtedness to net capital was 169.63%.

NOTE 6 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which may from time to time exceed federally insured limits.

NOTE 8 – FINRA ASSESSMENT

At 12/31/15 the accounts payable balance included $9,300 resulting from a FINRA assessment associated with the 2013 examination. Monthly payments of $2,400 will be paid by the firm until the remaining balance is fully paid in July 2016. An interest rate of 6.25% is charged against any unpaid balance. FINRA conducted a subsequent examination in 2014 which did not result in any additional assessments.

NOTE 9 – CHANGE IN OWNERSHIP

As of December 31, 2015, the Company had an indirect change in ownership due to one of its parent merging with another organization. These changes are currently pending FINRA approval.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 17, 2016, the available date of issuance of the financial statements.

Schedule I

SAFEGUARD SECURITIES, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
12/31/2015

Net Capital		
Total shareholder's equity from statement of financial condition	$	304,157
Less: Non-allowable assets:		
Receivable		(224,100)
Prepaid expenses		(12,444)
Goodwill		(27,500)
		40,113
Net Capital Before Haircuts on Securities		
Haircuts on securities		(2,428)
Net Capital	$	37,685
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	$	63,924
Computation of Basic Net Capital Requirement - 6 2/3% of Aggregate Indebtedness	$	4,262
Minumum Required Net Capital	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	32,685
Excess Net Capital at 1,000%	$	31,293
Ratio of Aggregate Indebtedness to Net Capital		169.63%

SAFEGUARD SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2015, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there were no audit adjustments.

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.